UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 6 February 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Au
Record operating profits of R2.1bn (US$257m)
Record headline earnings of R1.0bn (US$129m)
•
155% increase in HEPS at 242 SA cents (30 US cents)
Gold production up by 5% – 10 718kg (344 592oz)
•
recovery grade increased by 13% to 2.36g/t
Cash operating costs reduced by 6% to R249 356/kg
(US$958/oz)
Interim dividend declared (ZAR0.40/share)
KEY FEATURES
Shareholder information
Issued ordinary
share capital at
31 December 2011
431 312 677
Issued ordinary
share capital at
30 September 2011
430 272 715
Market capitalisation
At 31 December 2011
ZARm
40 975
At 31 December 2011
US$m
5 020
Harmony ordinary share and ADR prices
12 month high
(1 January 2011 –
31 December 2011)
for ordinary shares
R115.75
12 month low
(1 January 2011 –
31 December 2011)
for ordinary shares
R74.77
12 month high
(1 January 2011 –
31 December 2011)
for ADRs
US$15.57
12 month low
(1 January 2011 –
31 December 2011)
for ADRs
US$10.56
Free oat
Ordinary shares
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter
(1 October 2011 –
31 December 2011
closing prices)
R92.64 – R115.75
Average daily volume
for the quarter
(1 October 2011 –
31 December 2011)
1 184 707 shares
New York Stock Exchange, Inc
including other
US trading
HMY
Range for quarter
(1 October 2011 –
31 December 2011
closing prices)
US$11.34 – US$14.37
Average daily volume
for the quarter
(1 October 2011 –
31 December 2011)
2 174 204 shares
RESULTS FOR THE SECOND QUARTER FY12 AND
SIX MONTHS ENDED 31 DECEMBER 2011
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228
Financial summary for the second quarter FY12 and six months ended 31 December 2011
Quarter        Quarter        Q-on-Q    6 months      6 months
December   September      Variance   December    December      Variance
2011            2011%          2011            2010%
Gold
– kg
10 718
10 207
5
20 925
20 526
2
produced
(1)
– oz
344 592
328 162
5
672 754
659 925
2
Cash costs
– R/kg
249 356
265 288
6
257 114
222 787
(15)
–
US$/oz
958          1 156
17          1 051             965
(9)
Gold sold
– kg
11 000
9 948
11
20 948
20 915
–
– oz
353 658
319 836
11
673 494
672 433
–
Gold price
– R/kg
438 183
396 405
11
418 381
295 069
42
received
– US$/oz
1 683
1 727
(3)
1 711
1 294
32
Operating
– R million
2 077
1 306
59
3 383
1 519
123
profit              – US$
257             183               40             443              215            106
million
Basic
–
SAc/s
243             111             119              354              93            281
earnings
–
USc/s
30               16              88                46              13
254
per share*
Headline
– Rm
1 041
411
153
1 452
435
234
profit*
–
US$m                129               58
122
191                61
213
Headline
–
SAc/s
242               95             155             337              101            234
earnings
–
USc/s
30               13
131               44                14
214
per share*
Exchange
–
R/US$              8.10             7.14              13             7.61             7.09
7
rate
* Reported amounts include continuing operations only.
(1)   Production statistics for Target 3 and Steyn 2 have been included. These mines were in a build-up phase up to the end of
June 2011 and September 2011 respectively, revenue and costs were capitalised. Revenue capitalised includes: Quarter ended December 2011 Target 3, nil (September 2011 – nil) and Steyn 2, nil (September 2011 – 36kg), six months ended
December 2011 Target 3, nil (December 2010 – 281kg) and Steyn 2, 36kg (December 2010 – 49kg).
Q2 FY12

2

Forward-looking statements
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform
Act of 1995 with respect to Harmony’s nancial condition, results of operations, business strategies, operating ef ciencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements”
for the purpose of the safe harbour provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts.
These statements include nancial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identi ed by the words “expect”, “anticipates”,
“believes”, “intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of
Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates re ecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated ef ciencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; uctuations in exchange rates; currency devaluations and other macroeconomic monetary policies; and socio-economic instability in the countries in which we operate.
Harmony’s Annual Report, Notice of
Annual General Meeting, its Sustainable
Development Report and its Annual Report
led on a form 20F with the United States’
Securities and Exchange Commission for the
year ended 30 June 2011 are available on
our website: www.harmony.co.za
3      Chief Executive’s Review
4      Safety and health
5      Financial overview
6      Operational overview
6
Group operating results
6
Build-up and steady operations
6 Doornkop
6 Kusasalethu
6 Phakisa
6 Hidden Valley
7 Masimong
7 Target 1
7 Target 3
7 Tshepong
7     Other operations
7 Bambanani
8 Steyn 2
8 Evander
8 Joel
8 Unisel
8
Total South African Surface operations
9 Kalgold
9 Phoenix tailings
9 Surface dumps
10 Development
11 Exploration
14 Operating results (Rand/Metric) (US$/Imperial)
16 Condensed consolidated income statements (Rand)
17 Condensed consolidated statements of comprehensive income (Rand)
18 Condensed consolidated balance sheets (Rand)
19 Condensed consolidated statements of changes in equity (Rand)
20 Condensed consolidated cash ow statements (Rand)
21 Notes to the condensed consolidated nancial statements
25 Segment report (Rand/Metric)
26 Operating results (US$/Imperial)
28 Condensed consolidated income statements (US$)
29 Condensed consolidated statements of comprehensive income (US$)
30 Condensed consolidated balance sheets (US$)
31 Condensed consolidated statements of changes in equity (US$)
32 Condensed consolidated cash ow statements (US$)
33 Segment report (US$/Imperial)
34 Development results – Metric and Imperial
36 Contact details
Competent person’s declaration
Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC).
Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Reserves and resources South Africa:
Jaco Boshoff, Pri Sci Nat, who has 16 years’ relevant experience and is registered with the South African Council for Natural Scienti c
Professions (SACNASP).
Reserves and resources PNG:
Stuart Hayward for the Wa -Golpu mineral resources, Gregory Job for the Golpu mineral reserve, James Francis for the Hidden Valley mineral resources and Anton Kruger for the Hidden Valley mineral reserve. Messers Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and Mr Hayward is a
member of the Australian Institute of Geoscientists. All have relevant experience in the type and style of mineralisation for which they are reporting, and are competent persons as de ned by the code.
These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and Mr Job are full-time employees of
Harmony Gold Mining Company Limited and Mr Hayward is a full-time employee of Wa -Golpu Services Limited. Mr Francis and Mr Kruger are
full-time employees of Newcrest Mining Limited (Newcrest). Newcrest is
Harmony’s joint venture partner in the Morobe Mining Joint Venture on the Hidden Valley mine and Wa -Golpu project.

Chief Executive Officer’s Review
In the second quarter of financial year 2012, Harmony generated a record operating profit of R2 billion (US$257 million) and recorded its 5th consecutive quarter of operating cash flow. These results were achieved due to a continued focus on improving grade quality and controlling costs during a period when the gold price remained strong, but volatile. An interim dividend of ZAR0.40 cents has been declared.
Harmony remains focused on its long term strategic goal of achieving sustainable profitability and delivering shareholder value.
Some key financial highlights for the period are listed below:
•    Record operating profits of R2.1bn (US$257m);
•    Record headline earnings of R1.0bn (US$129m)
–   155% increase in HEPS at 242 SA cents (30 US cents);
•    Gold production up by 5% to 10 718kg (344 592oz)
–   recovery grade increased by 13% at 2.36g/t;
•    Cash operating costs reduced by 6% to R249 356/kg (US$958/oz);
•    Interim dividend declared of ZAR0.40 per share
Safety
Harmony is committed to improving the safety of its workers with an ultimate target of zero harm to all. It is therefore with regret that I report that seven of our colleagues died in work-related incidents during the quarter. Those who died were: Domingos Chivure (team leader, Evander), Petrus Steyn and Willem Momberg (both proto team members, Evander), Sipho Makhoba (engineering assistant,
Kusasalethu), Mzwabantu Wanga (engineering assistant, Evander)
and Simiao Macuacua (water jet operator, Kusasalethu) and Tefayo
Bhambatha (water jet operator, Tshepong). I would like to extend my deepest condolences to their families, friends and colleagues.
As part of the drive to stop repetitive accidents, risk assessments have been re-emphasized throughout the company. As part of our short term safety strategy more focus will be placed on the prevention of fall of ground, trucks and tramming accidents and the elimination of silicosis. Please see page 4 for more information on safety and health.
Operational review
Gold production increased by 511kg in the December 2011 quarter to
10 718kg, compared to 10 207kg in the September 2011 quarter. The increase in production is mainly due to the following:
•    Tshepong: grade increased by 23% (4.12g/t to 5.08g/t), tonnes milled increased by 7% from 287 000 tonnes to 306 000 tonnes;
•    Phakisa: tonnes milled increased by 12% to 126 000 tonnes, with a 12% improvement in grade from 4.65g/t to 5.22g/t in
December 2011 quarter;
•    Unisel: grade increased by 25% from 3.70g/t to 4.62g/t; tonnes milled improved by 9% to 100 000 tonnes;
•    Masimong: showed a 12% improvement in grade from 3.43g/t in the September 2011 quarter to 3.85g/t in December 2011 quarter;
•    Target 1: grade improved by 10% from 4.47g/t to 4.91g/t;
•    Steyn 2: continued to build up production;
•    Target 3: showed a marked improvement in grade of 26% from
3.09g/t to 3.89g/t in the quarter under review;
•    Hidden Valley: gold production increased by 3% to 816kg gold while silver production increased by 25% to 8 552kg.
The following operations recorded a decrease in production:
•    Kusasalethu: safety stoppages (due to two fatal accidents) resulted in a 23% decrease in tonnes milled;
•    Bambanani: restructuring of the shaft resulted in a decrease of 73%
in tonnes milled
Financial performance
Quarter on quarter
Cash operating costs decreased by 6% from R265 288/kg in the
September 2011 quarter to R249 356/kg in the past quarter, mainly due to a 5% increase in gold produced.
The gold price received increased by 11% from R396 405/kg in the previous quarter to R438 183/kg in the December 2011 quarter.
An increase in production and a higher gold price resulted in revenue increasing by 23% or R891 million.
Total capital expenditure for the December 2011 quarter was
R782  million, a 12% (R82 million) increase in comparison to the
September 2011 quarter (R700 million). We expect the latter part of the  year to be more capital intensive and maintain our expectation of full year capital of R3.7 billion.
Operating profit for the December 2011 quarter increased by
R771 million or 59% to R2 077 million, compared to R1 306 million recorded in the September 2011 quarter.
Six months ended December 2011 vs six months ended December 2010
Gold production increased by 2% at 20 925kg in the six months ended December 2011 when compared to the six months ended
December  2010. The gold price received increased by 42% from
R295 069/kg in the previous period to R418 381/kg in the six months ended December 2011. An increase in production and a higher gold price resulted in revenue increasing by R2 676 million or 44%.
Cash operating costs increased by 15% from R222 787/kg in the six  months ended December 2010 to R257 114/kg in the past
six months to December 2011, mainly due to increases in electricity and inflation driven costs.
Operating profit for the six months ended December 2011 increased by
123% to R3 383 million, compared to R1 519 million recorded in the
December 2010 period.
Optimising our asset portfolio
Evander
On 30 January 2012 Harmony announced that it had signed a sale of shares and claims agreement (“the agreement”) with a consortium comprised of Pan African Resources plc (“Pan African”) and
Witwatersrand Consolidated Gold Resources Limited (“Wits Gold”)
(the  “Consortium”), for the disposal of Harmony’s entire interest in
Evander Gold Mines Limited (Evander), with effect from the closing date.
The purchase consideration of R1.7 billion, less certain distributions made by Evander to Harmony between 1 April 2012 and the closing date of the Transaction (“Closing Date”) will be payable as follows:
•
R1.4 billion less certain distributions made by Evander to Harmony between 1 April 2012 and the Closing Date of the Transaction;
•     four cash payments of R25 million each, payable quarterly and commencing three months after the Closing Date, amounting to
R100 million in the aggregate;

Results for the second quarter FY12
and six months ended 31 December 2011
Safety and health
Safety
The past quarter’s safety performance was very disappointing, with seven fatalities being recorded. This resulted in the 2012 year to date fatal injury frequency rate (FIFR) deteriorating to 0.20 compared to
0.17 in 2011. Common management system failures that have been identified are risk management and change management. As part of the drive to stop repetitive accidents, risk assessments have been re-emphasised throughout the company.
The lost time injury frequency rate (LTIFR) showed an improvement from the previous quarter to 7.99. A single digit figure was recorded for the 13th consecutive quarter. This is encouraging and proves that the foundation of the safety improvements over the last five  years is still intact.
As part of our short term safety strategy more focus will be placed on the prevention of fall of ground, trucks and tramming accidents and the elimination of silicosis. The implementation of the Harmony Ground
Control Strategy and ensuring full compliance to the Rail Bound Code of Practice will ensure a reduction of incidents and accidents as a result of these agencies in the short term.
•     a further R100 million payable 19 months after the Closing Date, provided the average rand gold price exceeds R410 000 per kg over the preceding 12 months. This payment can be made in either cash or shares (or a combination of both) at the election of the
Consortium and should the Consortium elect to make payment
wholly or partially in shares, each of Pan African and Wits Gold will issue shares to Harmony in equal value proportions; and
•      R100 million payable 31 months after the Closing Date, provided the average rand gold price exceeds R450 000 per kg during the preceding 12 months. This payment can be made in either cash or shares (or a combination of both) at the election of the Consortium and should the Consortium elect to make payment wholly or
partially in shares, each of Pan African and Wits Gold will issue shares to Harmony in equal value proportions.
Evander, a wholly owned subsidiary of Harmony, will be sold as a going concern. The Evander operations comprise the Evander 8 shaft which is located in Mpumalanga. Evander also includes several potential development projects namely Rolspruit, Poplar, Evander South and Libra. The disposal of Evander is in line with Harmony’s growth strategy, allowing the company to further optimise its asset portfolio.
Harmony does not intend spending capital on developing the potential
Evander projects and selling the assets to the Consortium creates a new dynamic for junior gold miners in South Africa. The proceeds from the transaction will be used towards funding the development of Wafi-Golpu.
Rand Uranium
A process was initiated during financial year 2011 for the disposal of Rand
Uranium (Proprietary) Limited (“Rand Uranium”), of which Harmony held 40%. Gold One International Limited (“Gold One”) made a binding offer to acquire 100% of Rand Uranium for a total consideration of
US$250 million. The offer was accepted by the shareholders of Rand
Uranium. All conditions precedent to the agreement were fulfilled and the transaction was declared unconditional and closed on Friday
6 January 2012 (“Completion Date”).
Harmony’s portion of the purchase price amounts to approximately
US$38 million of which US$24 million was settled in cash on
6  January  2012 realising an amount of R193 million. The balance of
US$14 million will be settled in either cash, Gold One ordinary shares, or a combination thereof within 90 days of the Completion Date.
Wafi-Golpu
Pre-feasibility studies are progressing according to schedule. Key strategy milestones were reached in the selection of preferred strategies for mining, underground access, processing, port and power infrastructure.
This has allowed work to commence on detailed engineering, cost estimates and schedules for procurement and construction for early works. At the end of the December 2011 quarter, seven drill rigs were operating with six engaged on extension of the Golpu orebody to the north and infill of deeper sections. One drill continued with geotechnical investigation drilling along the access decline route.
Given the early stage of orebody knowledge and evaluation of mining options the access strategy has been developed to preserve maximum flexibility to accommodate changes in orebody shape and mining sequence.
Gold market
The gold price has posted its tenth straight year of gains since 2001 and benefitted from the global economic uncertainty that prevailed throughout calendar year 2011. Gold continues to prove itself as a currency and store of wealth. Investors in Harmony have complete exposure to the spot gold price, as the company does not hedge its gold.
During the past quarter, the gold price received increased by 11% from
R396 405/kg in the September 2011 quarter to R438 183/kg in the
December 2011 quarter. At the current price our margins therefore remain strong. We remain bullish on the gold price and it is our view that the gold price in dollar terms will continue to strengthen, as the fundamentals that drove the gold price up are still in place and the global financial markets have not yet stabilised. We expect that gold will reach an average price of $1 850/oz for calendar year 2012 and we may even see it as high as $2 000/oz later this year.
Dividend
We are very pleased to declare an interim dividend of ZAR0.40 cents.
The Board of Harmony believes that the upswing in the gold price and the company’s results warrant an interim dividend.
Conclusion
During the quarter our Financial Director, Hannes Meyer, was approached by a Canadian mining company, and he will be leaving us on 14  March  2012. Frank Abbott who joined Harmony in 1994 as a member of the board and who held various executive and
non-executive roles, has been appointed as Financial Director effective
7 February 2012. We wish both Hannes and Frank well with their new responsibilities.
As our growth projects come on stream, and our existing mines operate to tailored business plans, we remain confident of reaching our long-term targets.
Graham Briggs
Chief Executive Officer

Financial overview
Operating profit
Operating profit increased by 59% to R2.1 billion in the December
2011 quarter, with an increase in revenue being the main contributor.
Revenue
The increase in revenue from R3.9 billion to R4.8 billion is due to an 11%
increase on the R/kg gold price received (R396 405/kg to R438 183/kg)
and an 11% increase in gold sold.
Cost of sales
Production cost is slightly higher at R2 743 million. Cash operating cost decreased by R26 million, but gold inventory movement caused an increase of R146 million, resulting in the overall 5% increase.
Net gain/(loss) on financial instruments
The fair value of the Nedbank Equity Linked Deposits, held by the
Environmental Trusts, is linked to the equity market. During the quarter equity markets increased, resulting in the gain of R67 million.
Taxation
The taxation expense for the December quarter increased to
R270 million and comprise current taxation of R58 million and deferred taxation of R212 million. Many mines in the group have redeemed capital allowances against taxable income, resulting in the low current tax expense, but a higher deferred tax expense.
Earnings per share
Basic earnings per share increased from 111 SA cents to 243 SA cents per share. Headline earnings per share increased from earnings of
95 SA cents per share to 242 SA cents per share.
Property, plant and equipment
Capital expenditure for the quarter increased from R700 million to R782 million.
Trade and other receivables (current)
Trade and other receivables increased by R255 million quarter on quarter to R1 131 million, with the annual insurance pre-payment and self-insurance fund contributions contributing to R220 million of the increase.
Borrowings
Borrowings decreased by R701 million to R1 314 million, mainly as a result of a re-payment on the Rand Nedbank facilities. The group’s
Rand revolving credit facility of R850 million is fully repaid and remains available until the end of 2013.
The first step towards a more sustainable safety performance is to improve our safety management framework. IRCA Global – an internationally recognised company with expertise in the field of safety, health, environmental and quality management – was contracted to do a gap audit against international standards of Harmony’s South African operations. The common critical shortcomings identified during the audit were in the following areas of safety management:
•   Risk assessments;
•   Management of change;
•   Technical planning;
•   Management of close out actions;
•   Leadership controls.
There were also operations that showed remarkable improvement in safety trends during the past six months. Target 1 and 3, Bambanani,
Phakisa, Doornkop and Kalgold showed good improvements and are also fatality free for the year to date.
Health
The health and wellness of our workforce is as vital as their safety and serves as a key component to our on-going business success. We continue to review and improve our policies, procedures and process to ensure a better quality of life for our employees.
Our employees are our biggest asset and therefore we acknowledge the joint responsibility to ensure their optimal health and well-being.
We  are committed to improving the wellness of our people which include their physical, emotional, developmental and occupational needs amongst others.
See our 2011 Sustainable Development Report for more details on our website www.harmony.co.za.
Notice of cash dividend
Dividend No. 83 of 40 cents per ordinary share, being an
interim dividend for the half year ended 31 December 2011,
has been declared payable on Monday, 12 March 2012 to those
shareholders recorded in the books of the company at the close of business on Friday, 9 March 2012. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company`s transfer secretaries or registrar not later than Friday, 2 March 2012.
Last date to trade ordinary
shares cum dividend
Friday, 2 March 2012
Ordinary shares trade ex dividend
Monday, 5 March 2012
Currency conversion date in respect
of the UK own name shareholders
Monday, 5 March 2012
Record date Friday, 9 March 2012
Payment date Monday, 12 March 2012
No dematerialisation or rematerialisation of share certificates may occur between Monday, 5 March 2012 and Friday,
9  March   2012, both dates inclusive, nor may any transfers
between registers take place during this period.

Results for the second quarter FY12
and six months ended 31 December 2011
Operational overview
GROUP OPERATIONAL RESULTS
December
September
%
Indicator                          Units
2011
2011
variance
Tonnes                          000
4 542 4 870 (7)
Grade                            g/t
2.36             2.09              13
Gold produced
Kg
10 718 10 207 5
Cash operating costs     R/kg
249 356 265 288 6
Operating profit
R’000    2 077 067      1 306 437
59
Recovery grade saw a significant improvement of 13% to 2.36g/t quarter on quarter. Initiatives to improve the recovery grade included:
•    mining higher quality panels to increase the average mining grade;
•    control or minimise dilution: stoping width control and control on cross tramming where reef and waste is separated;
•    clean mining: minimise off reef and get sweepings done as soon as possible.
Quarter on quarter production was 5% higher at 10 718kg – a result of management focusing on producing quality ounces, rather than merely focusing on increasing tonnes milled.
Cash operating cost improved by 6%, mainly due to higher gold production and lower summer electricity tariffs.
A record operating profit of R2.1 billion was generated during the December quarter, attributable to the higher gold production and the favourable gold price received of R438 183/kg.
BUILD-UP AND STEADY OPERATIONS
Doornkop
December
September
%
Indicator                          Units
2011
2011
variance
Tonnes                            000
232 277 (16)
Grade                              g/t
3.87 3.13 24
Gold produced Kg 897 866 4
Cash operating costs R/kg 237 007 270 487 12
Operating profit R’000 179 225 118 607 51
During the past quarter Doornkop continued with its production success. An increase in recovery grade of 24% to 3.87g/t resulted in higher production at 897kg during the quarter. The 16% decrease in  tonnes quarter on quarter is due to the now depleted stockpile, which inflated volumes in the September 2011 quarter.
Cash operating costs decreased by 12% to R237 007/kg due to higher gold output and lower electricity rates at both the shaft and plant.
The higher R/kg gold price together with increased production and a decrease in cash operating costs, resulted in a 51% increase in operating profit to R179 million for the quarter.
Kusasalethu
December
September
%
Indicator                        Units
2011
2011
variance
Tonnes                           000
256 331 (23)
Grade                             g/t
4.95 4.69 6
Gold produced Kg 1 268 1 554 (18)
Cash operating costs R/kg 283 053 239 336 (18)
Operating profit R’000 198 948 239 736 (17)
Two fatalities at Kusasalethu, resulted in safety stoppages of 12 days in total, which negatively impacted on production with tonnes milled being 23% lower than the previous quarter at 256 000 tonnes.
Lower volumes resulted in cash operating costs increasing by 18%
to R283 053/kg. Despite lower production at 1 268kg, the gold price assisted Kusasalethu in recording an operating profit of R199 million.
Phakisa
December
September
%
Indicator                         Units
2011
2011
variance
Tonnes                           000
126 113 12
Grade                             g/t
5.22 4.65 12
Gold produced Kg 658 526 25
Cash operating costs R/kg 299 804 364 804 18
Operating profit R’000 93 819 18 194 416
Phakisa increased its gold production by 25% to 658kg for the fourth consecutive quarter. The increase in gold production is due to increase in both tonnes milled at 126 000 t and a 12% improvement in recovery grade to 5.22g/t.
Cash operating costs decreased by 18% to R299 804/kg, mainly due to increased gold production.
Cost control and increased volumes resulted in a 416% increase in operating profit to R94 million.
Hidden Valley (held in Morobe Mining Joint Venture – 50% of
attributable production reflected)
December
September
%
Indicator                          Units
2011
2011
variance
Tonnes                            000
474 415 14
Grade                              g/t
1.72 1.91 (10)
Gold produced Kg 816 792 3
Cash operating costs R/kg 268 500 206 563 (30)
Operating profit R’000 188 062 115 633 63
Hidden Valley recorded a 3% increase in gold production to 816kg when compared to the previous quarter and a decrease in recovery grade at 1.72g/t. Milled tonnes were 14% higher than the previous quarter due to the re-commissioning of the overland conveyor during
September  2011 which increased the capacity of the materials handling system.

Cash operating costs increased due to overland conveyor maintenance costs, maintenance cost on trucks and increased processing
consumables. Silver production, treated as a credit to cash costs, increased with 25% quarter on quarter at 8 552kg, but the effect was offset by a 20% decrease in silver prices during the quarter.
An operating profit of R188 million was recorded, which represents a
63% improvement quarter on quarter.
Masimong
December
September
%
Indicator                         Units
2011
2011
variance
Tonnes                            000
232 232 –
Grade                              g/t
3.85 3.43 12
Gold produced Kg 894 796 12
Cash operating costs R/kg 240 999 277 340 13
Operating profit R’000 178 560 99 157 80
Masimong’s tonnes milled remained flat quarter on quarter at 232 000t.
An improvement in the plant call factor contributed to a 12% increase in the recovery grade at 3.85g/t, which resulted in a higher gold production of 894kg gold quarter on quarter.
The reef ore pass system at Masimong need to be replaced and therefore a new ore pass system between two levels will be developed. Until such time as the new ore pass is completed, reef and waste will be mixed and may affect the grade in the short term.
Cash operating costs were well controlled. Higher gold production and a decrease in electricity costs resulted in a 13% improvement in cash operating costs at R240 999/kg for the quarter.
A higher gold price, increased production and cost control resulted in an
80% increase in the operating profit at R179 million.
Target 1
December
September
%
Indicator                         Units
2011
2011
variance
Tonnes                           000
208 210 (1)
Grade                             g/t
4.91 4.47 10
Gold produced Kg 1 021 939 9
Cash operating costs R/kg 202 816 223 578 9
Operating profit R’000 240 255 160 102 50
Target 1 continues to increase its production. Although tonnes milled was mainly flat quarter on quarter at 208 000t, the recovery grade increased by 10% to 4.91g/t resulting in an increase in production of
9% to 1 021kg.
Cash operating costs decreased by 9% to R202 816/kg, making it the second lowest producer in the company.
Operating profit at Target 1 increased by 50% to R240 million, supported by the higher gold price received and increased production.
Target 3
December
September
%
Indicator                         Units
2011
2011
variance
Tonnes                            000
76 78 (3)
Grade                              g/t
3.89 3.09 26
Gold produced Kg 296 241 23
Cash operating costs R/kg 350 851 444 100 21
Operating profit/(loss) R’000 24 174 (12 501) 293
Target 3 increased its gold production by 23% to 296kg, mainly due to an improvement of 26% in recovery grade at 3.89g/t. The recovery grade improved due to reduced stoping width in the Elsburg-, Basal-
and B reef, as well as halting non-critical development ends.
Cash operating costs decreased by 21% to R350 851/kg, largely due to higher gold production. Higher gold prices and lower cash costs resulted in operating profit increasing by more than 100% to R24 milion.
Tshepong
December
September
%
Indicator                          Units
2011
2011
variance
Tonnes                            000
306 287 7
Grade                              g/t
5.08 4.12 23
Gold produced Kg 1 555 1 183 31
Cash operating costs R/kg 203 708 263 276 23
Operating profit R’000 371 743 161 493 130
Tonnes milled increased by 7%, combined with a higher recovery grade of 5.08g/t, resulted in a 31% increase in gold production to 1 555kg quarter on quarter. The higher recovery grade is due to an increased focus on clean mining during the December 2011 quarter.
Cash operating costs improved by 23% to R203 708/kg mainly due to increased gold output.
A higher gold price received during the quarter and higher production resulted in an operating profit of R372 million, which represents an increase of more than 100% when compared to the September 2011 quarter.
OTHER OPERATIONS
Bambanani
December
September
%
Indicator                         Units
2011
2011
variance
Tonnes                            000
25 92 (73)
Grade                              g/t
8.56 5.02 71
Gold produced Kg 214 462 (54)
Cash operating costs R/kg 564 808 437 706 (29)
Operating loss R’000 (30 458) (25 696) (19)
The December 2011 quarter was the first full quarter since the closure of the sub-shaft. The focus in the past quarter has been on developing the shaft pillar. As a result only 25 000t were milled with a 71%
improvement in recovered grade at 8.56g/t.

Results for the second quarter FY12
and six months ended 31 December 2011
Lower gold production at 214kg resulted in the cash operating unit costs increasing by 29% quarter on quarter.
As the restructuring nears completion and capital is spent on extracting the shaft pillar we believe that production results at Bambanani will improve.
Steyn 2
December
September
%
Indicator                          Units
2011
2011
variance
Tonnes                            000
15 n/a 100
Grade                              g/t
7.53 n/a 100
Gold produced Kg 113 36 214
Cash operating costs R/kg 337 593 n/a 100
Operating profit/(loss) R’000 13 010 n/a 100
The December 2011 quarter marks Steyn 2’s first commercial production quarter producing 113kg. This represents a 214% increase quarter on quarter, with 15 000t milled at a recovery grade of 7.53g/t.
Cash operating costs at R337 593/kg and an operating profit of
R13 million for the quarter were recorded.
West shaft is currently being refurbished to serve Steyn 2 and Bambanani in transporting rock, material and people.
Evander
December
September
%
Indicator                          Units
2011
2011
variance
Tonnes                            000
117 123 (5)
Grade                              g/t
7.19 6.94 4
Gold produced kg 841 854 (2)
Cash operating costs R/kg 214 379 208 597 (3)
Operating profit/(loss) R’000 183 652 154 944 19
Tonnes milled were negatively impacted by safety stoppages, with a 5%
decrease quarter on quarter at 117 000t. Recovered grade improved by
4% to 7.19g/t due to an improvement in face grade. Gold production decreased slightly by 2% to 841kg, when compared to the previous quarter.
Operating profit was 19% higher at R184 million due to a higher gold price received.
The cash operating costs were well controlled during the quarter with only a 3% increase at R214 379/kg despite the lower gold production.
Joel
December
September
%
Indicator                         Units
2011
2011
variance
Tonnes                            000
150 147 2
Grade                              g/t
4.85 4.70 3
Gold produced kg 727 691 5
Cash operating costs R/kg 199 586 202 729 2
Operating profit R’000 178 690 134 010 33
Joel built on its success of the previous quarter by increasing its tonnes milled by 2% to 150 000 tonnes and improving its recovered grade by
3% to 4.85g/t, resulting in higher gold production quarter on quarter at 727kg. The recovery grade improvement is attributable to increased vamping activities during the quarter as well as increased belt- and development grades.
The cash operating cost of R199 586/kg is currently the lowest in the company and improved mainly due to higher gold production and summer electricity tariffs. Higher production, lower costs and a higher gold price received resulted in an operating profit of R179 million,
33% more than the previous quarter.
Unisel
December
September
%
Indicator                          Units
2011
2011
variance
Tonnes milled 000 100 92 9
Grade                               g/t
4.62 3.70 25
Gold produced Kg 462 340 36
Cash operating costs R/kg 276 102 360 400 23
Operating profit R’000 77 308 15 341 404
Unisel had a good quarter, with tonnes milled being 9% higher at 100  000t and a 25% increase in recovery grade at 4.62g/t. The improvement in grade is due to higher Basal reef values mined combined with increases in the belt- and face grades.
Gold production increased by 36% to 462kg compared to the
September quarter, resulting in a 23% decrease in cash operating costs to R276 102/kg.
Unisel’s operating profit multiplied fivefold to R77 million due to the higher gold price received in conjunction with increased production.
TOTAL SOUTH AFRICAN SURFACE OPERATIONS
December
September
%
Indicator                          Units
2011
2011
variance
Tonnes                          000
2 225 2 473 (10)
Grade                            g/t                0.43
0.37 16
Gold produced
Kg                956
927 3
Cash operating costs     R/kg
240 183 263 671 9
Operating profit
R’000
180 079 127 417 41
Surface sources increased its gold production by 3% to 956kg for the quarter by increasing the recovery grade to 0.43g/t. Increases in recovery grade were mainly from the Kalgold and Phoenix tailings.
Operating profits generated by surface sources amounted
to R180 million, a 41% increase quarter on quarter.
Cash operating costs quarter on quarter decreased by 9% to
R240 183/kg due to higher gold production despite less tonnes (less tailings tonnage from Phoenix) treated during the quarter.

Kalgold
December
September
%
Indicator                          Units
2011
2011
variance
Tonnes                            000
331 364 (9)
Grade                              g/t
0.82 0.74 11
Gold produced Kg 273 270 1
Cash operating costs R/kg 268 462 337 615 20
Operating profit R’000 41 495 20 401 103
The operating profit at Kalgold doubled during the quarter at
R41  million, supported by a higher gold price, a marginal increase in gold production to 273kg and a lower cash operating cost of
R268 462/kg. Kalgold managed to decrease its cash operating costs during the quarter mainly due to the run of mine stockpile which is handled as a credit to cash costs.
The tonnes milled for the quarter decreased by 9% to 331 000t countered positively by an 11% increase in recovery grade to 0.82g/t.
Kalgold plant throughput remains a constraint due to maintenance on the C Mill. Furthermore the stock pile increased as a result of the breakdown of the pre-primary crusher. This crusher has been removed from site to be repaired by May 2012.
Phoenix (tailings)
December
September
%
Indicator                          Units
2011
2011
variance
Tonnes 000 1 085 1 365 (21)
Grade                               g/t
0.19 0.16 19
Gold produced Kg 207 215 (4)
Cash operating costs R/kg 236 551 235 051 (1)
Operating profit R’000 39 457 34 773 13
Phoenix’s recovery grade improved by 19% to 0.19g/t compared to the previous quarter, mainly due to improved dissolution when pre-oxidation was implemented in the delivery pipes from the feed sources to the plant.
Operating profit increased to R39 million despite a 4% decrease in gold production at 207kg and a marginal increase in cash operating unit cost to R236 551/kg.
Surface dumps
December
September
%
Indicator                        Units
2011
2011
variance
Tonnes                           000
809 744 9
Grade                              g/t
0.59 0.59 –
Gold produced Kg 476 442 8
Cash operating costs R/kg 225 544 232 423 3
Operating profit R’000 99 127 72 243 37
Treatment of tonnes at the surface dumps increased by 9% to 809 000t and resulted in an 8% increase in gold production to 476kg, whilst the grade remained static for the quarter.
An operating profit of R99 million was generated due to higher gold production, a higher gold price received and a slight decrease of 3% in cash operating cost to R225 544/kg.

Results for the second quarter FY12
and six months ended 31 December 2011
Development
The main purpose of development is to explore the possibilities of future mining operations.
A development programme is vital in the life of a mine. The on-reef development on a shaft is an indication of the grades that will be mined in future.
Important information is derived, such as expected geological structures, dip of the ore body and the channel width.
Depending on the shaft layout – such as raise line length and spacing – ledging and stoping will take place in approximately 18 to 36 months after on-reef development.
Therefore the target areas for development are extremely important to prove the existence of ore of sufficient mineral content to mine profitably and to continuously upgrade the resources to reserves.
Mineral reserves block grades vs development grades
Note:   The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade  that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations  and no selectivity has been applied from a grade  point of view.
Doornkop
There was a slight decrease in the development grade during the current quarter which is in line with expectations. More on-reef attacking ends have also been established during the quarter which will enable us to develop more South Reef raises during the next quarter.
Kusasalethu
The quarter on quarter development grade has improved and continues to return grades that are in line with the overall ore body grade and as predicted for the areas that are being developed.
Phakisa
There was further progress with the development towards the north which returned good grades as expected. However during the quarter under review, the overall development grades reduced compared to the previous quarter due to lower grades intercepted in the development ends towards the South of the shaft.
Masimong
Basal reef and B reef development grades remained below expectations for the quarter. On the Basal reef the reason for lower grade is due to lower values still intercepted in the development to the south of the mine. On the B reef the grades were negatively impacted by two high grade drives not being developed due to overstoping taking place on top of the travelling ways that service these areas.
Target (narrow reef mining)
Quarter on quarter there was a decrease in development grades of the narrow reef mining section at Target 1 due to the very erratic nature of the specific area being developed. At Target 3 there is still an encouraging improvement in both the meters developed and the development grade quarter on quarter. Basal reef development also commenced during this quarter.
Tshepong
There was an improvement in both the Basal reef and B reef development grades quarter on quarter. The development focus at Tshepong remains the development of new and existing raise lines on the Basal reef in the higher grade decline area where most of the future mining at the mine will take place.
Bambanani
Most of the development is taking place in the shaft pillar where the development grade still remains above 3 000cmg/t, which is in line with expectations of this high grade shaft pillar.
Evander 8
There was an improvement in the quarter on quarter development grade. The reserve at Evander is now made up of the Kinross payshoot in the decline area of the mine where the grades in the raise lines being developed remained in line with expectations.

Exploration
International (Papua New Guinea)
Morobe Mining Joint Venture (50% Harmony)
Wafi-Golpu
The pre-feasibility study for Wafi-Golpu continued in line with the planned schedule during the quarter. Ramp up of the drilling activities continued as planned, with the 7th rig now fully operational. The additional drilling is focused upon collection of geotechnical data to support the mine design and assessment of mine access options.
Metallurgical test-work programmes continued to confirm excellent recoveries and product grades. Early construction activities are focused on expansion and improvement of the existing accommodation
facilities with over 200 people now on site and engaged in exploration and early works.
Construction and upgrade of the road to the proposed site continued
during the quarter and stakeholder engagement with the community, landowners and various government agencies is ongoing. The
pre-feasibility study remains on schedule for completion in the first half of calendar 2012.
Joel
The development grades at Joel remained above the reserve grade with an improvement in the development grade quarter on quarter.
Unisel
At Unisel, the development grade of the Basal reef is in line with expectations, while the leader reef grade was better than expected. In the decline area the Middle reef and Basal reef separation is less than one metre and they are being developed jointly and will be mined as such. This development is currently showing very encouraging grades.
Figure 1. Golpu
(1)    Refer www.harmony.co.za for
Statement of Mineral Resources
and Ore Reserves to 30 June
2011. Resource figures quoted
on 100% basis.
(2)    Partial result reported in previous
quarter. Re-reported final result.
Note: Cu = copper; Au= gold

Results for the second quarter FY12
and six months ended 31 December 2011
The exploration programme at Wafi-Golpu continued on three fronts, including step out drilling targeting additional growth of the known mineralised system, drilling to support the ongoing pre-feasibility study, and the search for new porphyry deposits within the 17km long Wafi
Transfer Zone. Significant step out results include:
• WR406 961m @ 1.37% Cu, 1.39g/t Au from 958m
including 199m @ 2.57% Cu,2.87g/t Au
from 1 286m
• WR414 142m @ 0.34% Cu, 0.09g/t Au from 1 278m
and 94m @ 0.34% Cu, 0.16g/t Au from 1 434m
The higher grade porphyry intercept seen in WR406 (partially reported in previous quarter) is located below the previously reported very high grade intercept in WR377 and demonstrates that these higher grades persist at depth and remain open in that direction.
Drill testing of the highly prospective Wafi Transfer Zone will commence during the next quarter. Targets include the Kesiago, Mt Tonn and
Zimake prospects.
Figure 2. Wafi transfer zone
(1)    Refer www.harmony.co.za for Statement of Mineral Resources and Ore Reserves to 30 June 2011. Resource figures quoted on
100% basis.
Hidden Valley district exploration
The exploration programme at Hidden Valley targeted incremental growth in and around the Hidden Valley, Kaveroi and Hamata deposits.
The search for new deposits within trucking distance of the processing plant was also ongoing.
At Hidden Valley, drilling confirmed the continuity of the higher grade mineralisation of the Hidden Valley and Kaveroi lodes with the following significant results drilled this quarter:
•     HVDD112 30m @ 6.4g/t Au from 405m
•     HVDD113A 28m @ 4.2g/t Au from 551m
•     HVDD118 30m @ 3.1g/t Au from 374m
•     HVDD119 27m @ 2.5g/t Au from 309m and 11m @ 3.9g/t Au from
342m and 29m @ 5.2g/t Au from 359m
Results from drill testing of the Hamata deposit confirm the presence of mineralisation down dip of the current inferred resource boundary.
Significant intersections include:
•     HMDD012 18m @ 2.7g/t Au from 38m
•     HMDD013 10m @ 7.8g/t Au from 188m and 28m @ 2.7g/t Au
from 254m
Regionally, drill testing of the Heyu Prospect located 4km northwest of the Hidden Valley mine commenced during the quarter. The programme is designed to test a series of geochemical anomalies located within a highly prospective structural setting.
PNG Exploration (Harmony 100%)
Mt Hagen project (el1611 & el1596)
Exploration work at Mt Hagen focused on drill testing at the Kurunga
Intrusive Complex (KIC) at both Penamb and Bakil prospects with a total of 1 778m drilled.
Bakil Prospect (EL1611)
At the Bakil drilling comprised one hole for 723m (BKDD002). The hole was designed to test at depth below an intense pervasive zone of albite alteration. Geology encountered in the hole included a range of intrusive units with localised zones of faulting and brecciation. Pervasive albite (sodic) alteration is overprinted in zones by variable propylitic
(chlorite, carbonate, epidote, hematite). No significant mineralisation was noted in the geology logs. Assays are pending.
Penamb Prospect (EL1596)
The Penamb Prospect is located approximately 5km SE of Kurunga and approximately 40km NE of Mt Hagen, within the WNW trending
Maramuni Arc. Mapping and drilling to date indicates potential for porphyry Cu – Mo ± Au system that is characterised by multiple intrusive, alteration and mineralising events. The surface expression of this system is 600 x 500m.
Initial results reported Q1 included:
• PNDD001 285m @ 0.1% Cu, 83 Mo from 63m
Results received during the quarter have also been highly encouraging with PNDD002 returning:
• PNDD002 144m @ 0.1% Cu, 27ppm Mo from 32m
190m @ 0.1% Cu, 47ppm Mo from 193m
A third hole, PNDD003 is currently in progress to test the potential for potassic alteration and mineralisation at depth below PNDD001
(refer  Figure 2). Broad low grade intervals of Cu – Mo mineralisation
(similar to initial holes) are already evident in the drill core obtained to date.

RESULTS FOR THE SECOND QUARTER FY12
AND SIX MONTHS ENDED
31 DECEMBER 2011

Results for the second quarter FY12
and six months ended 31 December 2011
15
Operating results (Rand/Metric) (US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Three
Total
South
South
Inter-
months
Kusasa-
Under-
Total
Africa
Africa
Hidden
national
Harmony
ended
Bambanani
Doornkop
Evander
Joel
lethu
Masimong
Phakisa
Steyn
2
(1)
Target 1
Target 3
Tshepong
Unisel
ground
Kalgold
Phoenix
Dumps
Surface
Other
Total
Valley
Other
Total
Ore milled
– t’000
Dec-11
25
232
117
150
256
232
126
15
208
76
306
100
1 843
331
1 085
809
2 225
–
4 068
474
–
4 542
Sep-11
92              277             123             147             331             232             113
–             210               78            287                92
1
982             364
1
365              744
2
473                 –
4
455             415
– 4 870
Gold produced
– kg
Dec-11
214
897
841
727
1 268
894
658
113
1 021
296
1 555
462
8 946
273
207
476
956
–
9 902
816
–
10 718
Sep-11
462              866             854              691
1
554             796             526              36              939              241
1
183              340
8
488             270            215              442             927                –
9
415             792
– 10 207
Gold produced
– oz
Dec-11
6 880
28 839
27 039
23 374
40 767
28 743
21 155
3 633
32 826
9 517
49 994
14 854
287 621
8 777
6 655
15 304
30 736
–
318 357
26 235
–
344 592
Sep-11
14 854 27 843 27 457 22 216 49 962 25 592 16 911 1 157 30 190 7 748 38 034 10 931 272 895 8 681 6 912 14 211 29 804 – 302 699 25 463 – 328 162
Yield
–
g/tonne
Dec-11             8.56             3.87           7.19             4.85            4.95            3.85            5.22            7.53             4.91            3.89           5.08             4.62            4.85           0.82             0.19            0.59            0.43
–             2.43            1.72
–            2.36
Sep-11
5.02             3.13            6.94            4.70            4.69             3.43            4.65
–             4.47            3.09           4.12             3.70            4.26           0.74             0.16            0.59            0.37
–             2.11            1.91
–            2.09
Cash operating
– R/kg
Dec-11
564 808
237 007
214 379
199 586
283 053
240 999
299 804
337 593
202 816
350 851
203 708
276 102
248 591
268 462
236 551
225 544
240 183
–
247 779
268 500
–
249 356
costs
Sep-11
437 706 270 487 208 597 202 729 239 336 277 340 364 804 – 223 578 444 100 263 276 360 400 270 969 337 615 235 051 232 423 263 671 – 270 247 206 563 – 265 288
Cash operating
– $/oz
Dec-11
2 170
910
824
767
1 087
926
1 152
1 297
779
1 348
783
1 061
955
1 031
909
866
923
–
952
1 031
–
958
costs
Sep-11
1 907 1 178 909 883 1 043 1 208 1 589 – 974 1 935 1 147 1 570 1 180 1 471 1 024 1 013 1 149 – 1 177 900 – 1 156
Cash operating
– R/tonne
Dec-11
4 835
916
1 541
967
1 402
929
1 566
2 543
996
1 366
1 035
1 276
1 207
221
45
133
103
–
603
462                 –
588
costs
Sep-11
2 198 846 1 448 953 1 124 952 1 698 – 1 000 1 372 1 085 1 332 1 156 250 37 138 99 – 569 394 – 554
Gold sold
– kg
Dec-11
218
911
818
749
1 201
910
670
115
1 040
302
1 583
471
8 988
274
201
471
946
–
9 934
1 066
–
11 000
Sep-11
457              860             841             710
1
462             786             520               36             927             238
1
170              336
8
343             269            223             448              940                –
9
283             665
– 9 948
Gold sold
– oz
Dec-11
7 009
29 289
26 299
24 081
38 613
29 257
21 541
3 697
33 437
9 710
50 895
15 143
288 971
8 809
6 462
15 143
30 414
–
319 385
34 273
–
353 658
Sep-11
14 693 27 650 27 039 22 827 47 004 25 270 16 718 1 157 29 804 7 652 37 616 10 803 268 233 8 649 7 170 14 404 30 223 – 298 456 21 380 – 319 836
Revenue
(R’000)
Dec-11
96 114
398 020
357 866
328 950
523 510
401 168
295 476
50 584
455 504
132 145
698 006
207 517
3 944 860
120 867
88 082
205 430
414 379
–
4 359 239
460 778
–    4 820 017
Sep-11
175 069 348 165 329 960 282 825 575 039 314 230 205 781 – 366 466 92 696 466 248 135 929 3 292 408 108 833 89 235 179 650 377 718 – 3 670 126 259 038
–    3 929 164
Cash operating
(R’000)
Dec-11
120 869
212 595
180 293
145 099
358 911
215 453
197 271
38 148
207 075
103 852
316 766
127 559
2 223 891
73 290
48 966
107 359
229 615
–
2 453 506
219 096
–    2 672 602
costs                                        Sep-11
202 220 234 242 178 142 140 086 371 928 220 763 191 887 – 209 940 107 028 311 456 122 536 2 290 228 91 156 50 536 102 731 244 423 – 2 534 651 163 598
–    2 698 249
Inventory
(R’000)
Dec-11
5 703
6 200
(6 079)
5 161
(34 349)
7 155
4 386
(574)
8 174
4 119
9 497
2 650
12 043
6 082
(341)
(1 056)
4 685
–
16 728
53 620
–
70 348
movement
Sep-11
(1 455)
(4 684)
(3 126)
8 729
(36 625)
(5 690)
(4 300)
–        (3 576)
(1 831)
(6 701)
(1 948)
(61 207)
(2 724)
3 926 4 676 5 878 –
(55 329)
(20 193)
–       (75 522)
Operating costs
(R’000)
Dec-11
126 572
218 795
174 214
150 260
324 562
222 608
201 657
37 574
215 249
107 971
326 263
130 209
2 235 934
79 372
48 625
106 303
234 300
–
2 470 234
272 716
–    2 742 950
Sep-11
200 765 229 558 175 016 148 815 335 303 215 073 187 587 – 206 364 105 197 304 755 120 588 2 229 021 88 432 54 462 107 407 250 301 – 2 479 322 143 405
–    2 622 727
Operating
(R’000)
Dec-11
(30 458)
179 225
183 652
178 690
198 948
178 560
93 819
13 010
240 255
24 174
371 743
77 308
1 708 926
41 495
39 457
99 127
180 079
–
1 889 005
188 062
–    2 077 067
profit/(loss)*
Sep-11
(25 696)
118 607 154 944 134 010 239 736 99 157 18 194 – 160 102
(12 501)
161 493 15 341 1 063 387 20 401 34 773 72 243 127 417 – 1 190 804 115 633
–    1 306 437
Operating
($’000)
Dec-11
(3 762)
22 134
22 681
22 069
24 570
22 053
11 587
1 607
29 672
2 985
45 910
9 548
211 054
5 125
4 873
12 242
22 240
–
233 294
23 226
–
256 520
profit/(loss)*
Sep-11
(3 599)
16 611 21 702 18 768 33 578 13 888 2 548 – 22 424
(1 751)
22 619 2 148 148 936 2 857 4 869 10 118 17 844 – 166 780 16 195 – 182 975
Capital
(R’000)
Dec-11
44 077
74 560
50 650
14 891
113 165
71 643
75 129
21 791
65 439
24 060
76 287
17 935
649 627
20 563
5 088
897
26 548
8 350
684 525
53 176
44 688
782 389
expenditure
Sep-11
43 790 64 717 37 580 13 227 97 564 50 101 73 938 32 907 62 600 11 899 58 700 15 689 562 712 9 635 63 12 647 22 345 5 771 590 828 39 937 69 337 700 102
Capital
($’000)
Dec-11
5 444
9 208
6 255
1 839
13 976
8 848
9 279
2 691
8 082
2 971
9 422
2 215
80 230
2 540
628
111
3 279
1 031
84 540
6 567
5 519
96 626
expenditure
Sep-11
6 133 9 064 5 263 1 853 13 665 7 017 10 356 4 609 8 768 1 667 8 222 2 197 78 814 1 349 9 1 771 3 129 808 82 751 5 594 9 711 98 056
*    Operating profit is comparable to the term production profit in the segment report in the financial statement and not to the operating profit line item in the income statement.
(1) Steyn 2 started production during the December 2011 quarter. Previously revenue and costs were capitalised.

Results for the second quarter FY12
and six months ended 31 December 2011
CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)
Quarter ended
Six months ended
Year ended
31 December      30 September    31 December
31 December     31 December
 30 June
                  2011                  2011                2010                  2011                2010                 2011
Figures in million
Note
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Continuing operations
Revenue
4 820 3 929 2 990 8 749 6 073 12 445
Cost of sales
2
(3 337)
(3 192)
(2 506)
(6 529)
(5 501)
(11 615)
Production costs
(2 743)
(2 623)
(2 123)
(5 366)
(4 554)
(9 170)
Amortisation and depreciation
(528)
(475)
(442)
(1 003)
(868)
(1 776)
Impairment of assets
–                       –                      –                      –                      –
(264)
Employment termination
and restructuring costs
(17)
(34)
(54)
(51)
(132)
(158)
Other items
(49)
(60)
113                   (109)
53                 (247)
Gross profit
1 483
737
484
2 220
572
830
Corporate, administration
and other expenditure
(90)
(84)
(96)
(174)
(190)
(354)
Social investment expenditure
(14)
(15)
(23)
(29)
(39)
(84)
Exploration expenditure
(99)
(97)
(76)
(196)
(175)
(353)
Profit on sale of property,
plant and equipment
4                     26                     1                      30                   17                    29
Other income/(expenses) – net
24                      18                     6                      42
(48)
(24)
Operating profit
1 308
585
296
1 893
137
44
Loss from associates
–                      –
(19)
–                  (27)
(51)
Reversal of impairment/(impairment)
of investment in associate
3
2                     48                     –                      50                     –
(142)
Net gain/(loss) on financial instruments
67                    (26)
78                       41                 389                  141
Gain on farm-in option
–                       –                     –                       –                      –
273
Investment income
22                      16                   38                     38                     52
140
Finance cost
(83)
(73)
(69)
(156)
(128)
(288)
Profit before taxation
1 316
550
324
1 866
423
117
Taxation
(270)
(72)
(28)
(342)
(22)
480
Normal taxation
(58)
(40)
–                    (98)
(9)
(12)
Deferred taxation
4
(212)
(32)
(28)
(244)
(13)
492
Net profit from
continuing operations
1 046
478
296
1 524
401
597
Discontinued operations
Profit from discontinued operations
–
–                   23
–                   20                   20
Net profit for the period
1 046
478
319
1 524
421
617
Attributable to:
Owners of the parent
1
046                    478                  319                 1 524                  421                 617
Non-controlling interest
–                       –                     –                       –                     –                     –
Earnings per ordinary share (cents)
5
Earnings from continuing operations
243                     111                   69                   354                    93                 139
Earnings from discontinued operations
–                        –                    5                      –                      5                     5
Total earnings per
ordinary
share
(cents)
243                     111                  74                   354                    98                  144
Diluted earnings per
ordinary share (cents)
5
Earnings from continuing operations
242                      111                  69                   353                    93                  139
Earnings from discontinued operations
–                        –                    5                      –                      5                      5
Total diluted earnings per
ordinary share (cents)
                    242                     111                  74                   353                    98                   144
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)
Quarter ended
Six months ended
Year ended
31 December      30 September    31 December
31 December       31 December
30 June
2011                   2011                2010                 2011                  2010                2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Net profit for the period
1
046                    478                  319                 1 524                  421                 617
Other comprehensive income for
the period, net of income tax
179                    955
(161)
1 134
(55)
368
Foreign exchange translation
212                    924
(131)
1 136
(25)
470
(Loss)/gain on fair value movement of
available-for-sale investments
(33)
31                  (30)
(2)
(30)
(102)
Total comprehensive income
for the period
1 225
1 433
158
2 658
366
985
Attributable to:
Owners of the parent
1 225 1 433 158 2 658 366 985
Non-controlling interest
–                      –                      –                      –                      –                     –
The accompanying notes are an integral part of these condensed consolidated financial statements.
The preparation of the reviewed financial statements for the six months ended 31  December 2011 was supervised by the financial director, Hannes Meyer. These financial statements were reviewed by the group’s external auditors,
PricewaterhouseCoopers Incorporated (see note 11) and approved by the Board of Harmony Gold Mining Company Limited.

Results for the second quarter FY12
and six months ended 31 December 2011
CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)
At                      At                       At                       At
31 December
30 September
30 June
31 December
2011                  2011                    2011                 2010
Figures in million
Note
(Unaudited)
(Audited)
ASSETS
Non-current assets
Property, plant and equipment
32 830 32 278 31 221 30 218
Intangible assets
2 185 2 171 2 170 2 199
Restricted cash
31                      31                      31                      26
Restricted investments
1 929 1 860 1 883 1 864
Investments in associates
–                       –                       –
358
Deferred tax assets
1 179 1 287 1 149 723
Investments in financial assets
183                    215                     185                     264
Inventories
169                    168                     172                     232
Trade and other receivables
28                      24                      23                      69
Total non-current assets
38 534
38 034
36 834
35 953
Current assets
Inventories
990 1
006                    837                     943
Trade and other receivables
1 131 876 1 073 962
Income and mining taxes
194                     100                    139                     102
Cash and cash equivalents
1 205 1 325 693 837
3 520 3 307 2 742 2 844
Assets of disposal groups classified as held-for-sale
3
315                    314                     268
–
Total current assets
3 835
3 621
3 010
2 844
Total assets
42 369
41 655
39 844
38 797
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 326 28 314 28 305 28 277
Other reserves
1 945 1 741 762 266
Retained earnings
2 359 1 313 1 093 897
Total equity
32 630
31 368
30 160
29 440
Non-current liabilities
Deferred tax liabilities
4 452 4 300 4 216 4 336
Provision for environmental rehabilitation
2 092 2 046 1 971 1 752
Retirement benefit obligation and other provisions
177                    174                     174                     179
Borrowings
6
991                  1 684                  1 229                  1 243
Total non-current liabilities
7 712
8 204
7 590
7 510
Current liabilities
Borrowings
6
323                    331                     330                     344
Income and mining taxes
3                       3                        2
10
Trade and other payables 1 684 1 733 1 746 1 493
2 010 2 067 2 078 1 847
Liabilities of disposal groups classified as held-for-sale
3
17                      16                      16                        –
Total current liabilities
2 027
2 083
2 094
1 847
Total equity and liabilities
42 369
41 655
39 844
38 797
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand)
for the six months ended 31 December 2011
Share
Other
Retained
Figures in million
capital
reserves
earnings
Total
Balance – 30 June 2011
28 305 762 1 093 30 160
Issue of shares
21                        –                       –
21
Share-based payments
–                      49                       –                      49
Net profit for the period
–
–                  1 524                 1 524
Other comprehensive income for the period
–                  1 134
–                 1 134
Dividends paid
–                        –
(258)
(258)
Balance – 31 December 2011
28 326
1 945
2 359
32 630
Balance – 30 June 2010
2 8 261                    258                     690
29 209
Issue of shares
16                        –                        –
16
Share-based payments
–                      63                        –                     63
Net profit for the period
–
–                     421                    421
Other comprehensive income for the period
–                    (55)
–                    (55)
Dividends paid
–                        –
(214)
(214)
Balance – 31 December 2010
  28 277
266
897
29 440
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the second quarter FY12
and six months ended 31 December 2011
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)
Quarter ended
Six months ended
Year ended
31 December     30 September      31 December
31 December     31 December
30 June
2011                  2011                 2010                  2011                2010                2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Cash flow from operating activities
Cash generated by operations
1 566 1 092 450 2 658 1 153 2 418
Interest and dividends received
12                     16                    38                    28                     52
140
Interest paid
(36)
(41)
(35)
(77)
(65)
(134)
Income and mining taxes paid
(149)
–                  (30)
(149)
(34)
(45)
Cash generated by operating activities
1 393
1 067
423
2 460
1 106
2 379
Cash flow from investing activities
Decreased in restricted cash
–                       –
90                       –
120 116
Proceeds on disposal of investment in subsidiary
–                       –                     –                       –
229 229
Proceeds on disposal of available-for-sale
financial assets
–                       –
2                        –
2 16
Pre-payment for Evander 6
and Twistdraai transaction
–                        –                     –                       –                     –
100
Other investing activities
3                        –
(6)
3                     4                    (5)
Net additions to property, plant and equipment
(779)
(668)
(846)
(1 447)
(1 594)
(3 110)
Cash utilised by investing activities
(776)
(668)
(760)
(1 444)
(1 239)
(2 654)
Cash flow from financing activities
Borrowings raised
–                    799                  525                   799                   525                  925
Borrowings repaid
(718)
(352)
(107)
(1 070)
(114)
(546)
Ordinary shares issued – net of expenses
11                       9                     8                      20                   16                    44
Dividends paid
–                  (258)
–                   (258)
(214)
(214)
Cash (utilised)/generated
by financing activities
(707)
198
426
(509)
213
209
Foreign currency translation adjustments
(30)
35
(24)
5
(13)
(11)
Net (decrease)/increase in cash
and cash equivalents
(120)
632                    65                   512                    67                   (77)
Cash and cash equivalents
– beginning of period
1
325                    693                   772                  693                   770                  770
Cash and cash equivalents
– end of period
1 205
1 325
837
1 205
837
693
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2011 (Rand)
1.     Accounting policies
Basis of accounting
The condensed consolidated financial statements for the six months ended 31 December 2011 have been prepared in accordance with IAS 34,
Interim Financial Reporting, JSE Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2011, which have been prepared in accordance with
International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.
2.
Cost of sales
Quarter ended
Six months ended
Year ended
31 December     30 September      31 December
31 December   31 December
30 June
2011                  2011                 2010                  2011               2010                 2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Production costs – excluding royalty
2 684 2 591 2 093 5 275 4 501 9 074
Royalty expense
59                     32                   30                     91                    53                    96
Amortisation and depreciation
528                    475                 442                 1 003                  868
1 776
Impairment of assets
–                      –                     –                       –                     –
264
Rehabilitation expenditure
1                       5                    5                       6                     9
74
Care and maintenance cost
of restructured shafts
23                      31                  28                      54                    53
124
Employment termination and
restructuring costs
(1)
17                      34                  54                       51
132 158
Share-based payments
25                      24                  32                       49                   63
136
Other
–                       –
(178)
–                (178)
(87)
Total cost of sales
3 337
3 192
2 506
6 529
5 501
11 615
(1)
The amount of R17 million in December 2011 quarter (R34 million in September 2011 quarter) relates to restructuring at the Bambanani shaft.
3.
Disposal groups classified as held for sale and discontinued operations
Investment in associate
The investment in Rand Uranium (Proprietary) Limited (“Rand Uranium”) has been classified as held for sale following a decision by the shareholders of the company to commence with a process to sell the company. In terms of the binding offer accepted by the shareholders on
21 April 2011, the capital portion of the subordinated shareholder’s loan of R61 million due to the group will be repaid out of the sale proceeds.
The group’s attributable portion of the sale proceeds amounts to approximately US$38 million.
The investment is carried at the lower of carrying value and fair value less cost to sell. At each reporting date, the carrying value is remeasured for possible impairment or reversal of impairment. An impairment of R142 million has been recognised for the 2011 year. During December 2011 quarter, a reversal of impairment of R2 million (year to date R50 million) was recognised resulting from changes in the US$/R exchange rate.
See note 8 for developments after balance sheet date.
4.     Deferred taxation
During the December quarter several mines in the group redeemed capital allowances against their increased taxable income, resulting in the increased deferred tax expense.

Results for the second quarter FY12
and six months ended 31 December 2011
5.
Earnings and net asset value per share
Earnings per share is calculated on the weighted average number of shares in issue for the quarter ended 31 December 2011: 430.5 million
(30 September 2011: 430.1 million, 31 December 2010: 429.1 million), six months ended 31 December 2011: 430.2 million (31 December 2010:
428.9 million), and the year ended 30 June 2011: 429.3 million.
Diluted earnings per share is calculated on weighted average number of diluted shares in issue for the quarter ended 31 December 2011:
432.3 million (30 September 2011: 431.6 million, 31 December 2010: 429.9 million), six months ended 31 December 2011: 431.9 million
(31 December 2010: 429.7 million), and the year ended 30 June 2011: 430.4 million.
Quarter ended
Six months ended
Year ended
31 December     30 September     31 December
31 December    31 December
30 June
2011                  2011                2010                   2011               2010                 2011
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Total earnings per share (cents):
Basic earnings
243                    111                    74                    354                  98                   144
Diluted earnings
242                    111                    74                    353                  98                   144
Headline earnings
242                      95                    69                    337                 101                  223
– from continuing operations
242                      95                    69                    337                 101                  223
– from discontinued operations
–                       –                      –                       –                    –                      –
Diluted headline earnings
241                      95                    69                    336                 101                  222
– from continuing operations
241                      95                    69                    336                 101                  222
– from discontinued operations
–                       –                      –                       –                    –                      –
Figures in million
Reconciliation of headline earnings:
Continuing operations
Net profit
1
046                    478                   296                1 524                   401                 597
Adjusted for:
Profit on sale of property,
plant and equipment
(4)
(26)
(1)
(30)
(17)
(29)
Taxation effect of profit on sale of property,
plant and equipment
1                        7                    –                       8                      5                      7
Net gain on financial instruments
–                        –
(1)
–                     (1)
(7)
Taxation effect of net gain
on financial instruments
–                        –                    –                       –                      –
2
(Reversal of impairment)/impairment
of investment in associate*
(2)
(48)
–                    (50)
–                  142
Foreign exchange loss reclassified from
other comprehensive income*
–                        –                    –                        –
47 47
Impairment of assets
–                        –                    –                        –                    –
264
Taxation effect of impairment of assets
–                        –                    –                        –                    –
(66)
Headline earnings
1 041
411
294
1 452
435
957
Discontinued operations
Net profit
–
–                   23
–                   20                     20
Adjusted for:
Profit on sale of investment in subsidiary
–
–                 (23)
–                  (54)
(54)
Taxation effect of profit on sale of
investment in subsidiary
–                       –                    –                        –
34 34
Headline
earnings
–                       –                    –                        –                     –                     –
Total headline earnings
1 041
411
294
1 452
435
957
* There is no taxation effect on these items.
Net asset value per share (cents)
At                     At                   At                     At
31 December     30 September
30 June     31 December
2011                  2011                2011                2010
(Unaudited)           (Audited)
Number of shares in issue
431 312 677
430 272 715     430 084  628      429 506 618
Net asset value per share (cents)
7 565 7 290 7 013 6 854

6.     Borrowings
At                      At                   At                     At
31 December      30 September
30 June     31 December
2011                  2011                2011                 2010
Figures in million
(Unaudited)
(Audited)
Total long-term borrowings
991
1 684
1 229
1 243
Total current portion of borrowings
323                    331                  330                 344
Total borrowings
(1) (2)
1 314
2 015
1 559
1 587
(1)  The Nedbank revolving credit facility was repaid in full during the December 2011 quarter following repayments totalling R550 million. The full R850 million facility is available until December 2013.
A bi-annual repayment of R152.5 million on the Nedbank term facilities during the December 2011 quarter reduced the balance to R915 million.
There is no change regarding the US$300 million syndicated revolving credit facility, with US$250 million still available. The facility is repayable by August 2015 and attracts interest at LIBOR plus 260 basis points, which is payable quarterly.
(2)  Included in the borrowings is R44 million (30 September 2011: R52 million; December 2010: R63 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:
At                                 At                              At                                At
31 December
30 September
30 June
31 December
2011                              2011                         2011                           2010
Figures in million
(Unaudited)                 (Audited)
Due within one year
34                                   31                             29                               28
Due between one and five years
11                                   22                             23                               36
45                                   53                             52                               64
Future finance charges
(1)
(1)
(1)
(1)
Total future minimum lease payments
44
52
51
63
7.
Commitments and contingencies
At                      At                    At                    At
31 December       30 September
30 June    31 December
2011                   2011               2011                 2010
Figures in million
(Unaudited)
(Audited)
Capital expenditure commitments:
Contracts for capital expenditure
291                    290                 194                  166
Authorised by the directors but not contracted for
3 373
3 570
1 504
2 669
3 664
3 860
1 698
2 835
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s annual report for the financial year ended 30 June 2011, available on the group’s website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2011, except as discussed below:
Harmony reached a mutually acceptable settlement with the plaintiff class and this settlement was found to be fair and reasonable and was approved by the United States District Court in November 2011. A single class member has filed an appeal of the District Court’s order approving the settlement. That appeal is currently pending in the United States Court of Appeals for the Second Circuit. The settlement amount has been paid into escrow by the company’s insurers and will be distributed to the plaintiffs once the appeal has been finalised.
8.     Subsequent events
(a)    SA process was initiated during financial year 2011 for the disposal Rand Uranium (Proprietary) Limited (“Rand Uranium”), of which
Harmony held 40%. Gold One International Limited (“Gold One”) made a binding offer to acquire 100% of Rand Uranium for a total consideration of US$250 million. The offer was accepted by the shareholders of Rand Uranium. All conditions precedent to the agreement were fulfilled and the transaction was declared unconditional and closed on Friday 6 January 2012 (“Completion Date”)
Harmony’s portion of the purchase price amounts to approximately US$38 million of which US$24 million was settled in cash on
6 January 2012 realising an amount of R193 million. The balance of US$14 million is to be settled in either cash, Gold One ordinary shares, or a combination thereof within 90 days of the Completion Date.

Results for the second quarter FY12
and six months ended 31 December 2011
(b)    Harmony has signed a sale of share and claims agreement on 30 January 2012 with Pan Africa Resources plc and Witwatersrand
Consolidated Gold Resources Limited (the “Consortium”) for the disposal of Harmony’s entire interest in Evander Gold Mines Limited
(“Evander”). The disposal will be for an aggregate purchase consideration of R1.7 billion, excluding the proceeds of the Taung Gold
Limited transaction and less certain distributions made by Evander to Harmony between 1 April 2012 and the close of the transaction.
The transaction is subject to, among others, the following conditions precedent:
•   the Consortium raising the required funding comprising of debt and/or equity;
•   each of the Consortium members obtaining the requisite shareholder approvals for the acquisition; and
•   obtaining all relevant regulatory approvals.
(c)    On 2 February 2012, the Board approved an interim dividend of 40 cents, amounting to approximately R173 million, payable on
12 March 2012.
9.    Segment report
The segment report follows on page 25.
10.   Reconciliation of segment information to consolidated income statements
Six months ended
31 December    31 December
Figures in million
2011                2010
The “Reconciliation of segment information to consolidated income statement” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:
Reconciliation of production profit to gross profit
Total segment revenue
8 749 6 073
Total segment production costs and royalty expense
(5 366)
(4 554)
Production profit per segment report
3 383 1 519
Cost of sales items, other than production costs and royalty expense
(1 163)
(947)
Amortisation and depreciation
(1 003)
(868)
Employment termination and restructuring costs
(51)
(132)
Share-based payments
(49)
(63)
Rehabilitation costs
(6)
(9)
Care and maintenance costs of restructured shafts
(54)
(53)
Other
–                   178
Gross profit as per income statements *
2 220
572
* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
11.   Review report
The condensed consolidated financial statements for the six months ended 31 December 2011 on pages 16 to 25 have been reviewed in accordance with International Standards on Review Engagements 2410 – “Review of interim financial information performed by the
Independent Auditors of the entity” by PricewaterhouseCoopers Inc. Their unqualified review report is available for inspection at the company’s registered office.

SEGMENT REPORT (Rand)
for the six months ended 31 December 2011
Production
Production
Capital
Kilograms
Tonnes
Revenue
cost
profit/(loss)
expenditure
produced*
milled*
31 December
31 December
31 December
31 December
31 December
31 December
2011
2010             2011          2010          2011          2010           2011           2010           2011           2010          2011            2010
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Bambanani
322           502              365            421          (43)
81             143            156             825
1
716          132               233
Doornkop
746           360              448            295           298              65              139            154
1 763 1
184           509              311
Evander
688           315              349            316           339              (1)
88           116
1 695 1
069           240              279
Joel
612           169              299            198            313            (29)
28             40
1
418            556            297             168
Kusasalethu
1
099           772              660            643            439            129            211             189
2 822 2
559            587             497
Masimong
715           730              438            397            277            333            122               89
1 690 2
414            464             462
Phakisa
501           267              389            223            112             44             149             194
1
184            882            239             193
Target
1
047           511              635            358            412            153             164             252
2 497 1
982            572             401
Tshepong
1 164 1 000 631 581 533 419 135 133 2 738 3 316 593 683
Virginia
343           398              251            349              92              49               34              49            802
1
326            192             366
Surface
All other surface operations 792 589 485 431 307 158 62 66 1 883 2 024 4 698 5 328
Total South Africa
8 029
5 613
4 950
4 212
3 079
1 401
1 275
1 438
19 317
19 028
8 523
8 921
International
Hidden Valley
720           460             416             342            304            118               93             144
1 608 1
498             889           852
Other
–              –                –                –               –                –
114                –                –               –                –               –
Total
international
720           460             416             342            304            118             207             144
1
608
1
498            889             852
Total continuing operations
8 749
6 073
5 366
4 554
3 383
1 519
1 482
1 582
20 925
20 526
9 412
9 773
Reconciliation of the segment information to
the consolidated income statement (refer to note 10)
–              –                –                –
8 749
6 073
5 366
4 554
* Production statistics are unaudited.

Results for the second quarter FY12
and six months ended 31 December 2011
27
Operating results (US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Three
Total
South
South
Inter-
months
Kusasa-
Under-
Total
Africa
Africa
Hidden
national
Harmony
ended
Bambanani
Doornkop
Evander
Joel
lethu
Masimong
Phakisa
Steyn
2
(1)
Target
1
Target
3
Tshepong  Unisel             ground
Kalgold
Phoenix    Dumps
Surface        Other           Total          Valley         Other          Total
Ore milled
– t’000
Dec-11
28
256
129
165
282
256
139
17
229
84
337
110
2 032
365
1 196
892
2 453
–
4 485
523
–
5 008
Sep-11
101              305             136             162             365              256             125
–             232               86            316               101
2
185            401
1
505             820
2
726                 –
4
911             458
– 5 369
Gold produced
– oz
Dec-11
6 880
28 839
27 039
23 374
40 767
28 743
21 155
3 633
32 826
9 517
49 994
14 854
287 621
8 777
6 655
15 304
30 736
–
318 357
26 235
–
344 592
Sep-11
14 854 27 843 27 457 22 216 49 962 25 592 16 911 1 157 30 190 7 748 38 034 10 931 272 895 8 681 6 912 14 211 29 804 – 302 699 25 463 – 328 162
Yield
–
oz/t          Dec-11           0.246          0.113          0.210           0.142         0.145          0.112           0.152          0.214          0.143          0.113          0.148          0.135           0.142          0.024          0.006          0.017          0.013
–            0.071         0.050
–          0.069
Sep-11
0.147           0.091         0.202           0.137         0.137           0.100          0.135
–          0.130          0.090          0.120          0.108           0.124          0.022          0.005          0.017           0.011
–            0.061         0.056
–          0.061
Cash operating
– $/oz
Dec-11
2 170
910
824
767
1 087
926
1 152
1 297
779
1 348
783
1 061
955
1 031
909
866
923
–
952
1 031
–
958
costs
Sep-11
1 907 1 178 909 883 1 043 1 208 1 589 – 974 1 935 1 147 1 570 1 180 1 471 1 024 1 013 1 149 – 1 177 900 – 1 156
Cash
operating
–
$/t            Dec-11              533             103             173             109             157              104             175             277             112             153             116             143              135              25                  5               15                12                 –               68               52
–                66
costs
Sep-11
280             108
183            121
143              121
215                –              127             174
138             170              147              32                  5               18                13                 –               72               50                 –                70
Gold sold
– oz
Dec-11
7 009
29 289
26 299
24 081
38 613
29 257
21 541
3 697
33 437
9 710
50 895
15 143
288 971
8 809
6 462
15 143
30 414
–
319 385
34 273
–
353 658
Sep-11
14 693 27 650 27 039 22 827 47 004 25 270 16 718 1 157 29 804 7 652 37 616 10 803 268 233 8 649 7 170 14 404 30 223 – 298 456 21 380 – 319 836
Revenue
($’000)
Dec-11
11 870
49 156
44 197
40 626
64 654
49 545
36 492
6 247
56 255
16 320
86 204
25 629
487 195
14 927
10 878
25 371
51 176
–
538 371
56 907
–
595 278
Sep-11
24 520 48 764 46 214 39 612 80 540 44 011 28 822 – 51 327 12 983 65 303 19 038 461 134 15 243 12 498 25 162 52 903 – 514 037 36 281 – 550 318
Cash operating
($’000)
Dec-11
14 928
26 256
22 267
17 920
44 326
26 608
24 363
4 711
25 574
12 826
39 121
15 754
274 654
9 051
6 047
13 259
28 357
–
303 011
27 059
–
330 070
costs                                        Sep-11
28 323 32 809 24 950 19 621 52 092 30 920 26 876 – 29 404 14 990 43 623 17 163 320 771 12 768 7 079 14 389 34 236 – 355 007 22 914                – 377 921
Inventory
($’000)
Dec-11
704
766
(751)
637
(4 242)
884
542
(71)
1 009
509
1 173
327
1 487
751
(42)
(130)
579
–
2 066
6 622
–
8 688
movement
Sep-11
(204)
(656)
(438)
1 223
(5 130)
(797)
(602)
–           (501)
(256)
(939)
(273)
(8 573)
(382)
550             655              823                – (7
750)
(2 828)
– (    10 578)
Operating costs
($’000)
Dec-11
15 632
27 022
21 516
18 557
40 084
27 492
24 905
4 640
26 583
13 335
40 294
16 081
276 141
9 802
6 005
13 129
28 936
–
305 077
33 681
–
338 758
Sep-11
28 119 32 153 24 512 20 844 46 962 30 123 26 274 – 28 903 14 734 42 684 16 890 312 198 12 386 7 629 15 044 35 059 – 347 257 20 086                 – 367 343
Operating
($’000)
Dec-11
(3 762)
22 134
22 681
22 069
24 570
22 053
11 587
1 607
29 672
2 985
45 910
9 548
211 054
5 125
4 873
12 242
22 240
–
233 294
23 226
–
256 520
profit/(loss)*
Sep-11
(3 599)
16 611 21 702 18 768 33 578 13 888 2 548 – 22 424
(1 751)
22 619 2 148 148 936 2 857 4 869 10 118 17 844 – 166 780 16 195 – 182 975
Capital
($’000)
Dec-11
5 444
9 208
6 255
1 839
13 976
8 848
9 279
2 691
8 082
2 971
9 422
2 215
80 230
2 540
628
111
3 279
1 031
84 540
6 567
5 519
96 626
expenditure
Sep-11
6 133 9 064 5 263 1 853 13 665 7 017 10 356 4 609 8 768 1 667 8 222 2 197 78 814 1 349 9 1 771 3 129 808 82 751 5 594 9 711 98 056
*   Operating profit is comparable to the term production profit in the segment report in the financial statement and not to the operating profit line item in the income statement.
(1) Steyn 2 started production during the December 2011 quarter. Previously revenue and costs were capitalised.

Results for the second quarter FY12
and six months ended 31 December 2011
CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation)
Quarter ended
Six months ended
Year ended
31 December     30 September     31 December
31 December     31 December
30 June
2011                   2011                2010                  2011                2010                 2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Continuing operations
Revenue
595                     550                  434                1 149                  856
1 781
Cost of sales
(412)
(447)
(364)
(857)
(775)
(1 664)
Production costs
(339)
(367)
(308)
(706)
(642)
(1 313)
Amortisation and depreciation
(65)
(67)
(64)
(131)
(122)
(254)
Impairment of assets
–                       –                      –                      –                     –
(39)
Employment termination
and restructuring costs
(2)
(5)
(8)
(7)
(19)
(23)
Other items
(6)
(8)
16                     (13)
8                   (35)
Gross
profit
183                     103                   70                    292                    81                  117
Corporate, administration and other expenditure
(11)
(12)
(14)
(23)
(27)
(51)
Social investment expenditure
(2)
(2)
(3)
(4)
(5)
(12)
Exploration expenditure
(12)
(14)
(11)
(26)
(25)
(51)
Profit on sale of property, plant and equipment
–                       4                      –                      4                      2                     4
Other income/(expenses) – net
3                        3                     1                       6
(7)
(3)
Operating
profit
161                       82                   43                    249                    19                     4
Loss from associates
–                        –
(3)
–                     (4)
(7)
Reversal of impairment/(impairment)
of investment in associate
–                         7                    –                      7                       –
(20)
Net gain/(loss) on financial instruments
8                       (4)
11                       5                     55                  20
Gain on farm-in option
–                         –                    –                      –                       –
38
Investment income
3                         2                   6                       5                       7
20
Finance cost
(10)
(10)
(10)
(21)
(18)
(41)
Profit
before
taxation
162                       77                   47                   245                    59                   14
Taxation
(33)
(10)
(4)
(45)
(3)
69
Normal taxation
(7)
(6)
–                    (13)
(1)
(2)
Deferred taxation
(26)
(4)
(4)
(32)
(2)
71
Net profit from continuing operations
129
67
43
200
56
83
Discontinued operations
Profit from discontinued operations
–                       –                     3                      –                      3                      3
Net profit for the period
129
67
46
200
59
86
Attributable to:
Owners of the parent
129                      67                    46                   200                    59                    86
Non-controlling interest
–                       –                      –                      –                      –                     –
Earnings per ordinary share (cents)
Earnings from continuing operations
30                      16                   10                     46                    13                    19
Earnings from discontinued operations
–                        –                    1                      –                      1                      1
Total earnings per ordinary share (cents)
30
16
11
46
14
20
Diluted earnings per ordinary share (cents)
Earnings from continuing operations
30                      16                   10                     46                    13                    19
Earnings from discontinued operations
–                        –                    1                      –                      1                      1
Total diluted earnings per
ordinary
share
(cents)
30                       16                   11                    46                    14                    20
The currency conversion average rates for the quarter ended: December 2011: US$1 = R8.10 (September 2011: US$1 = R7.14, December 2010:
US$1 = 6.88). Six months ended: December 2011: US$1 = R7.61 (December 2010: US$1 = R7.09).
The income statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.
Note on convenience translation
Except where specific statements have been extracted from the 2011 Annual Report, the requirements of IAS 21, The Effects of the Changes in
Foreign Exchange Rates, have not necessarily been applied in the translation of the US dollar financial statements presented on pages 28 to 33.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)
(Convenience translation)
Quarter ended
Six months ended
Year ended
31 December    30 September     31 December
31 December     31 December
30 June
2011                  2011                2010                  2011                 2010                2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Net profit for the period
129                     67                    46                   200                     59                  86
Other comprehensive income for
the period, net of income tax
22                    134                 (23)
149                     (8)
540
Foreign exchange translation
26                    130                 (19)
149                     (4)
555
(Loss)/gain on fair value movement of
available-for-sale investments
(4)
4                   (4)
–
(4)
(15)
Total comprehensive income
for the period
151
201
23
349
51
626
Attributable to:
Owners of the parent
151                    201                   23                    349                    51                 626
Non-controlling interest
–                       –                     –                       –                     –                     –
The currency conversion average rates for the quarter ended: December 2011: US$1 = R8.10 (September 2011: US$1 = R7.14, December 2010:
US$1 = 6.88). Six months ended: December 2011: US$1 = R7.61 (December 2010: US$1 = R7.09).
The statement of comprehensive income for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

Results for the second quarter FY12
and six months ended 31 December 2011
CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)
At                        At                     At                       At
31 December
30 September
30 June
31 December
2011                    2011                  2011                   2010
Figures in million
(Unaudited)
(Unaudited)
(Audited)
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
4 050 3 997 4 607 4 568
Intangible assets
269                    269                     320                    332
Restricted cash
4                       4                        5                       4
Restricted investments
238                     230                     278                   282
Investments in associates
–                        –                        –
54
Deferred tax assets
145                      159                    170                    109
Investments in financial assets
23                       27                      27                      40
Inventories
21                       21                      25                      35
Trade and other receivables
3                        3                        3
10
Total non-current assets
4 753
4 710
5 435
5 434
Current assets
Inventories
122                     125                    124                    143
Trade and other receivables
139                     109                    158                    145
Income and mining taxes
24                      12                      21                      15
Cash and cash equivalents
149                      164                   102                    127
434                      410                   405                    430
Assets of disposal groups classified as held-for-sale
39                      39                      40                        –
Total
current
assets
473                    449                    445                     430
Total assets
5 226
5 159
5 880
5 864
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 494 3 506 4 033 4 275
Other reserves
240                    216                     519                      40
Retained earnings
291                    163                   (102)
136
Total equity
4 025
3 885
4 450
4 451
Non-current liabilities
Deferred tax liabilities
549                   533                     623                      655
Provision for environmental rehabilitation
258                   253                     291                      265
Retirement benefit obligation and other provisions
22                     22                      26                       27
Borrowings
122                    209                     181                    188
Total non-current liabilities
951
1 017
1 121
1 135
Current liabilities
Borrowings
40                      41                       49                      52
Income and mining taxes
–                       –                         –                        1
Trade and other payables
208                     214                     258                    225
248                     255                     307                    278
Liabilities of disposal groups classified as held-for-sale
2                       2                        2                        –
Total
current
liabilities
250                    257                     309                    278
Total equity and liabilities
5 226
5 159
5 880
5 864
The balance sheet for December 2011 converted at a conversion rate of US$1 = R8.11 (September 2011: US$1 = R8.08, December 2010:
US$1 = R6.62).
The balance sheet as at 30 June 2011 has been extracted from the 2011 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$) (Unaudited)
for the six months ended 31 December 2011 (Convenience translation)
Share                   Other
Retained
Figures in million
capital
reserves
earnings
Total
Balance – 30 June 2011
3 491 94 135 3 720
Issue of shares
3                       –                         –                       3
Share-based payments
–                       6                         –                       6
Net profit for the period
–
–                     188                    188
Total comprehensive income for the period
–                    140
–                     140
Dividends paid
–                        –
(32)
(32)
Balance – 31 December 2011
3 494
240
291
4 025
Balance – 30 June 2010
4 272 39 104 4 415
Issue of shares
3                        –                       –                        3
Share-based payments
–                        9                       –                        9
Net profit for the period
–                        –                      64                      64
Total comprehensive income for the period
–                      (8)
–                      (8)
Dividends paid
–                        –
(32)
(32)
Balance – 31 December 2010
4 275
40
136
4 451
The currency conversion closing rates for the period ended 31 December 2011: US$1 = R8.11 (December 2010: US$1 = R6.62).

Results for the second quarter FY12
and six months ended 31 December 2011
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)
Quarter ended
Six months ended
Year ended
31 December     30 September     31 December
31 December     31 December
30 June
2011                   2011                 2010                 2011                2010                 2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Cash flow from operating activities
Cash generated by operations
193                    153                     65                  349                   163                 346
Interest and dividends received
2                       2                      6                      4                      7
20
Interest paid
(4)
(6)
(5)
(10)
(9)
(19)
Income and mining taxes paid
(18)
–                    (4)
(20)
(5)
(7)
Cash generated by operating activities
173
149
62
323
156
340
Cash flow from investing activities
Decrease in restricted cash
–
–                    13
–                    17                   17
Proceeds on disposal of investment
in subsidiary
–                       –                     –                       –
30 30
Pre-payment for Evander 6
and Twistdraai transaction
–                       –                     –                       –                     –
15
Other investing activities
–                       –
(1)
–                     3                     2
Net additions to property, plant and equipment
(96)
(94)
(123)
(190)
(225)
(445)
Cash utilised by investing activities
(96)
(94)
(111)
(190)
(175)
(381)
Cash flow from financing activities
Borrowings raised
–                    112                   76                    105                   74                   134
Borrowings repaid
(89)
(49)
(16)
(141)
(16)
(81)
Ordinary shares issued – net of expenses
1                       1                      1                      3                      2                     6
Dividends paid
–                   (36)
–                    (34)
(30)
(30)
Cash (utilised)/generated by
financing
activities
(88)                    28                    61                    (67)                   30                    29
Foreign currency translation adjustments
(4)
(21)
4
(19)
15
13
Net (decrease)/increase in cash and
cash equivalents
(15)
62                   16                      47                   26                      1
Cash and cash equivalents
– beginning of period
164                    102                 111                    102                  101                   101
Cash and cash equivalents
– end of period
149
164
127
149
127
102
Operating activities translated at average rates for the quarter ended: December 2011: US$1 = R8.10 (September 2011: US$1 = R7.14, December 2010:
US$1 = 6.88). Six months ended: December 2011: US$1 = R7.61 (December 2010: US$1 = R7.09).
Closing balance translated at closing rates of: December 2011: US$1 = R8.11 (September 2011: US$1 = R8.08, December 2010: US$ = R6.62).
The cash flow statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

SEGMENT REPORT (US$/Imperial) (Unaudited)
for the six months ended 31 December 2011
Production
Production
Capital
Ounces
Tons
Revenue
cost
profit/(loss)
expenditure
produced
milled
31 December
31 December
31 December
31 December
31 December
31 December
2011
2010          2011           2010          2011            2010           2011           2010            2011          2010           2011           2010
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Bambanani
42            71              48              59              (6)
12 19
22        26 524        55 171
146 257
Doornkop
98            51             59               42              39                9                18              22
56 682 38 067 561 343
Evander
90            44              46              45              44               (1)
12
16        54 496        34 369
265 307
Joel
80            24              39              28               41              (4)
4
6        45 590        17 875
327 185
Kusasalethu
144
109              87              91              57              18               28               27
90 729 82 274 647 548
Masimong
94
103              58              56              36              47               16               13
54 335 77 611 512 509
Phakisa
66            38               51              31              15               7               20               27
38 066 28 357 264 213
Target
138             72              83              50              55              22               22               36
80 281 63 723 631 442
Tshepong
153
141              83              82               70             59               18               19
88 028 106 611 653 753
Virginia
45             56              33              49               12              7                 4                 7
25 785 42 632 211 404
Surface
All other surface operations 104 82 64 61 40 21 6 9 60 540 65 073 5 179 5 874
Total South Africa
1 054
791
651
594
403
197
167
204
621 056
611 763
9 396
9 835
International
Hidden Valley
95            65               55              48               40              17              12              20
51 698 48 162 981 940
Other
–             –                 –               –                 –               –               15               –                 –               –                –                –
Total
international
95            65               55              48               40              17              27              20
51
698
48
162
981
940
Total continuing operations
1 149
856
706
642
443
214
194
224
672 754
659 925
10 377
10 775

Results for the second quarter FY12
and six months ended 31 December 2011
DEVELOPMENT RESULTS (Metric)
Quarter ended December 2011
Channel
Channel
Reef
Sampled
width
value
Gold
(metres)
(metres)
(cm’s)
(g/t)
(cmg/t)
Tshepong
Basal                       467 424 8.98 174.19 1 563
B Reef 133 86 95.02 13.63 1 295
All Reefs                  600
510
23.49
64.64
1
518
Phakisa & Nyala
Basaal                      483 504 90.90 8.87 806
All Reefs                  483
504
90.90
8.87
806
Total Bambanani
(incl. Bambanani. Steyn 2)
Basal                         72 72 169.60 18.77 3 184
All Reefs                    72
72
169.60
18.77
3
184
Doornkop
South Reef 556 414 40.00 20.14 806
All Reefs                  556
414
40.00
20.14
806
Kusasalethu
VCR Reef 672 656 57.70 22.66 1 308
All Reefs
672                 656               57.70
22.66
1
308
Total Target
(incl. Target 1 & Target 3)
Elsburg                    550 337 83.74 12.37 1 036
Basal                        24 6 32.00 24.97 799
A Reef 59 8 37.00 4.54 168
B Reef 94 88 151.68 4.13 627
All Reefs                  726
439
95.80
9.76
935
Masimong
Basal                      750 532 51.04 14.50 740
B Reef 114 138 58.63 14.38 843
All Reefs                 864
670
52.60
14.47
761
Evander
Kimberley                431 423 63.00 24.22 1 526
All Reefs                 431
423
63.00
24.22
1
526
Virginia
(incl. Unisel)
Basal                      298 186 137.09 7.15 981
Leader                     331 324 176.34 6.93 1 222
Middle                       62 36 31.11 43.68 1 359
All Reefs                  691
546
153.39
7.49
1
149
Joel
Beatrix                      521 528 159.30 10.09 1 608
All Reefs                  521
528
159.30
10.10
1
608
Total Harmony
Basal 2 093 1 724 66.49 16.39 1 090
Beatrix                      521 528 159.30 10.10 1 608
Leader                      331 324 176.34 6.93 1 222
B Reef 341 312 94.91 9.55 907
A Reef 59 8 37.00 4.54 168
Middle                        62 36 31.11 43.68 1 359
Elsburg                     550 337 83.74 12.37 1 036
Kimberley                 431 423 63.00 24.22 1 526
South Reef 556 414 40.00 20.14 806
VCR                        672 656 57.70 22.66 1 308
All Reefs
5 616
4 762
83.20
14.24
1 185
DEVELOPMENT RESULTS (Imperial)
Quarter ended December 2011
Channel
Channel
Reef
Sampled
width
value
Gold
(feet)
(feet)
(inches)
(oz/t)
(in.oz/t)
Tshepong
Basal                    1 532 1 391 4.00 4.49 18
B Reef 438 282 37.00 0.40 15
All Reefs
1 970
1 673
9.00
1.94
17
Phakisa & Nyala
Basal                     1 584 1 654 36.00 0.26 9
All Reefs
1 584
1 654
36.00
0.26
9
Total Bambanani
(incl. Bambanani. Steyn 2)
Basal                       235 235 67.00 0.55 37
All Reefs                  235
235
67.00
0.55
37
Doornkop
South Reef 1 824 1 358 16.00 0.58 9
All Reefs
1 824
1 358
16.00
0.58
9
Kusasalethu
VCR Reef 2 203 2 152 23.00 0.65 15
All Reefs
2 203
2 152
23.00
0.65
15
Total Target
(incl. Target 1 & Target 3)
Elsburg                  1 805 1 106 33.00 0.36 12
Basal 79 20 13.00 0.71 9
A Reef 192 26 15.00 0.13 2
B Reef 307 289 60.00 0.12 7
All Reefs
2 383
1 440
38.00
0.28
11
Masimong
Basal                     2 459 1 745 20.00 0.43 9
B Reef 375 453 23.00 0.42 10
All Reefs
2 834
2 198
21.00
0.42
9
Evander
Kimberley              1 415 1 388 25.00 0.70 18
All Reefs
1 415
1 388
25.00
0.70
18
Virginia
(incl. Unisel)
Basal                       978 610 54.00 0.21 11
Leader                   1 086 1 063 69.00 0.20 14
Middle                      202 118 12.00 1.30 16
All Reefs
2 266
1 791
60.00
0.22
13
Joel
Beatrix                   1 710 1 732 63.00 0.29 18
All Reefs
1 710
1 732
63.00
0.29
18
Total Harmony
Basal                     6 868 5 655 26.00 0.48 13
Beatrix                   1 710 1 732 63.00 0.29 18
Leader                   1 086 1 063 69.00 0.20 14
B Reef 1 120 1 024 37.00 0.28 10
A Reef 192 26 15.00 0.13 2
Middle                      202 118 12.00 1.30 16
Elsburg                 1 805 1 106 33.00 0.36 12
Kimberley              1 415 1 388 25.00 0.70 18
South Reef 1 824 1 358 16.00 0.58 9
VCR                     2 203 2 152 23.00 0.65 15
All Reefs
18 426
15 622
33.00
0.41
14
PRINTED BY INCE (PTY) LTD
W2CF13732

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Harmony’s strategy is to produce 1.8 to 2 million* safe and profitable ounces of gold by 2015. Following a review of assets during 2011, action was taken and capital committed to increase production at existing operations, further the development of current projects and advance scoping studies so as to ensure the future production pipeline of tomorrow’s gold by growing reserves and resources and strengthening the quality of our asset base.
Our challenge going forward is to meet our targets and objectives and, more specifically, to deliver consistent production results, improve productivity, curb costs and to create and deliver value to shareholders.
Harmony’s strategy
* Excludes future acquisitions or disposals.

36
36

CONTACT DETAILS
Corporate Of ce
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
D Noko*^ Deputy Chairman
G P Briggs Chief Executive Officer
F Abbott Financial Director
H E Mashego Executive Director, H O Meyer Executive Director
F F T De Buck*^ Lead independent director
J A Chissano*  ^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Motloba*^, M Msimang*^, J Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1 Mozambican
Investor relations team
Henrika Baster eld
Investor Relations Of cer
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za
Company Secretary
iThemba Governance and Statutory Solutions (Pty) Ltd
Riana Bisschoff
Telephone: 011 411 2127
Mobile: +2783 629 4706
E-mail: riana.bisschoff@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381
United Kingdom Registrars
Capita Registrars
The Registry, 34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom
Telephone: 0871 664 0300 (UK) (calls cost 10p a minute plus network extras, lines are open 8:30am – 5:30pm, Monday to Friday)
or +44 (0) 20 8639 3399 (calls from overseas)
Fax: +44 (0) 20 8639 2220
ADR Depository
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email Queries: adr@db.com
Toll Free: +1-866-243-9656
Intl: +1-718-921-8200
Fax: +1-718-921-8334
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 6, 2012
Harmony Gold Mining Company Limited
By:     /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director